SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-33384

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESSA Bank & Trust 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ESSA Bancorp, Inc.
200 Palmer Street
Stroudsburg, PA 18360-0160

ESSA BANK & TRUST 401(k) PLAN

STROUDSBURG, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2015

ESSA BANK & TRUST 401(k) PLAN
DECEMBER 31, 2015

Page
Number

Report of Independent Registered Public Accounting Firm                                                           1

Statement of Net Assets Available for Benefits                                                                                2

Statement of Changes in Net Assets Available for Benefits                                                           3

Notes to Financial Statements                                                                                                           4 - 11

Supplemental Schedule                                                                                                                     12 - 14

SNODGRASS
Certified Public Accountants
and Consultants
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
ESSA Bank & Trust 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of ESSA Bank & Trust 401(k) Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ S.R, Snodgrass, P.C.

Wexford, Pennsylvania
June 28, 2016

S.R. Snodgrass, P.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania  15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014

ASSETS
Investments, at fair value
ESSA Bancorp, Inc. common stock	$4,507,056	$4,183,639
Pooled separate accounts	7,989,999	7,960,395
Total investments, at fair value	12,497,055	12,144,034

Guaranteed investment contract,
at contract value	2,212,314	1,571,806

Total investments	14,709,369	13,715,840

Notes receivable from participants	55,190	78,235

Total assets	14,764,559	13,794,075

LIABILITIES
Excess contribution payable	12,939	3,505

Net assets available for benefits	$14,751,620	$13,790,570

The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

Investment income:
Net appreciation in fair value of investments	$618,932
Dividends on investments	114,555

Total investment income	733,487

Interest income on notes receivable from participants	2,721

Contributions:
Contributions by employees	716,849
Rollover contributions	6,515

Total contributions	723,364

Total additions	1,459,572

Benefits paid to participants	474,594
Administrative expenses	23,928

Total deductions	498,522

Net increase	961,050

Beginning of the period	13,790,570

End of the period	$14,751,620

The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the ESSA Bank & Trust 401(k) Plan (the “Plan”) for employees of ESSA Bank & Trust (the “Bank”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of the Bank who have attained the age of 21 and have completed one year of service and 1,000 hours of service.  An employee becomes a participant on either January 1 or July 1, depending on when eligibility requirements are met.  The Plan includes a 401(k) before-tax and after-tax savings features, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the
Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.   The Benefits Committee is responsible for oversight of the Plan.  The Benefits Committee determines the appropriateness of the Plan’s investment offerings, and monitors investment performance.

Contributions

Employees may elect to contribute any amount up to the maximum percentage allowable, not to exceed the limits of Code Sections 401(k), 402(g), 404, and 415.
Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The participants may direct their accounts into several different investment options.  Contributions are subject to certain limitations.

Effective January 1, 2011, the Plan was amended to discontinue the employer match.

Participant Accounts

Each participant’s account is credited with allocations of Plan earnings based upon participant’s account balances at the beginning of the valuation period.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

Payment of Benefits

Upon termination of service, participants whose accounts do not exceed $1,000 may receive a lump-sum amount equal to the value of their account.  Participants whose accounts are between $1,000 and $5,000 may receive a lump-sum distribution or may have the balance of their account rolled over into an Individual Retirement
Account (“IRA”).  Participants whose vested account balance at the time of termination exceeds $5,000 may receive a lump-sum distribution or may defer payments of benefits until April 1 of the calendar year following the calendar year during which the participant reaches age 70 1/2.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.
The loans are secured by the balance in the participant’s account and bear interest ranging from 4.25 to 5.25 percent, which is commensurate with local prevailing rates.
Principal and interest are paid ratably through monthly payroll deductions.  Loans may be requested for hardship purposes only.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform to U.S. generally accepted accounting principles.  The financial statements of the Plan are prepared on the accrual basis of accounting.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  The fair value of pooled separate accounts is determined using the observable net asset value of the underlying investment.
The fair value of ESSA Bancorp, Inc. common stock is determined based on a quoted market price.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.
The net appreciation in fair value of investments includes investments purchased, sold, and held during the year.

Guaranteed Investment Contract

Guaranteed investment contracts held by a defined-contribution plan are required to be reported at contract value which is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participants’ loans are reclassified as distributions based upon the terms of the Plan Document.  No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses
Administrative expenses of the Plan relating to investment management and recordkeeping fees are paid by the Plan.  Fees relating to accounting and miscellaneous administrative expenses are paid by the Plan’s sponsor.

Excess Contribution Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2015 excess contributions to the applicable participants prior to March 31, 2016.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Fair Value Measurement (Topic 820):
Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent).  Under this guidance, investments measured at net asset value, as a practical expedient for fair value, are excluded from the fair value hierarchy. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the Statement of Net Assets Available for Benefits.
The amendment also removes the requirement to make certain disclosures for these investments if the NAV is not measured as a practical expedient for fair value.  The Plan elected to early adopt this guidance as of December 31, 2015, as permitted and has applied this guidance retrospectively as required. The adoption has no impact on the Plan
Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits as of December 31, 2015 and 2014.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and
Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.
This guidance simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive investment contracts. Contract value is the only required measure for fully benefit-responsive investment contracts.  This guidance also concluded that fully benefit-responsive investment contracts are limited to direct investment holdings between the plan and the issuer. The guidance also clarifies that indirect investments in fully benefit-responsive investment contracts should not be reflected as fully benefit-responsive investment contracts and, therefore, should be reported at fair value. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair value by type.
Additionally, plans are no longer required to disaggregate the fair value of investments by nature, characteristics and risks, but shall classify them by general type of plan asset.
Part III allows plans to measure investments using values from the end of the calendar month closest to the plan's fiscal year end. The Plan elected to early adopt Parts I and II of this guidance as of December 31, 2015, as permitted and has applied this guidance retrospectively as required. Part III of this guidance is not applicable to the Plan. The adoption of this ASU impacted the Statement of Net Assets Available for Benefits as the guaranteed investment contract is a fully benefit-responsive investment contract that is no longer measured at fair value but is now disclosed at contract value. Additionally, other than the elimination of the above noted disclosures, the early adoption of Part II of the
ASU did not have a material impact on the Plan's financial statements.

NOTE 3 - GUARANTEED INVESTMENT CONTRACT WITH MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

The Plan has a benefit-responsive guaranteed investment contract with Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The investment contract is considered a “traditional” contract, meaning that the Plan owns the contract itself and not the underlying assets for the investment contract.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the Statement of Net Assets Available for Benefits at contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Massachusetts Mutual Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Plan obtained its latest determination letter on March 31, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5 - TAX STATUS (Continued)

Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are pooled separate accounts that are managed by Massachusetts Mutual Life Insurance Company, the defined trustee of the Plan.  Therefore, related transactions qualify as party-in-interest transactions.

The Plan’s sponsor absorbs fees related to accounting and miscellaneous administrative expenses.  Such costs amounted to $14,075 for the year ended December 31, 2015.

At December 31, 2015 and 2014, the Plan held 304,274 and 332,143 shares of ESSA Bancorp, Inc. common stock, respectively.  Dividends received on these shares in 2015 totaled $114,555.

NOTE 7 - FAIR VALUE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value.  The three broad levels of pricing observations are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:
Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date.  The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data, when available.

NOTE 7 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents the assets reported on the Statement of Net Assets Available for Benefits at their fair value as of December 31, 2015 and 2014, by level within the fair value hierarchy.  Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2015
	Level I	Level II	Level III	Total

ESSA Bancorp, Inc. common stock	$4,507,056	$--	$--	$4,507,056
Total assets in the fair value hierarchy	4,507,056	--	--	4,507,056
Investments measured at net asset
value (1)	--	--	--	7,989,999

Investments at fair value	$4,507,056	$--	$--	$12,497,055

	December 31, 2014
	Level I	Level II	Level III	Total

ESSA Bancorp, Inc. common stock	$4,183,639	$--	$--	$4,183,639
Total assets in the fair value hierarchy	4,183,639	--	--	4,183,639
Investments measured at net asset
value (1)	--	--	--	7,960,395

Investments at fair value	$4,183,639	$--	$--	$12,144,034

(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common Stock

Valued at the closing price reported on the active market on which the individual securities are traded.

NOTE 7 - FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of
December 31, 2015 and 2014, respectively.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled separate accounts:

Asset Allocation/Lifecycle	$ 1,607,582	N/A	Daily	Daily
High Yield Bond	138,484	N/A	Daily	Daily
Intermediate Term Bond	428,520	N/A	Daily	Daily
International/Global Growth	473,742	N/A	Daily	Daily
International/Global Small/Mid Cap	97,609	N/A	Daily	Daily
Large Cap Value	191,986	N/A	Daily	Daily
Large Cap Core	919,125	N/A	Daily	Daily
Large Cap Growth	1,796,225	N/A	Daily	Daily
Mid Cap Growth	406,855	N/A	Daily	Daily
Multi Sector Bond	253,306	N/A	Daily	Daily
Small Cap Core	349,485	N/A	Daily	Daily
Small Cap Growth	626,552	N/A	Daily	Daily
Small Cap Value	170,674	N/A	Daily	Daily
Stable Value	529,854	N/A	Daily	Daily

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled separate accounts:

Asset Allocation/Lifecycle	$1,636,095	N/A	Daily	Daily
High Yield Bond	91,598	N/A	Daily	Daily
Intermediate Term Bond	421,711	N/A	Daily	Daily
International/Global Growth	466,325	N/A	Daily	Daily
International/Global Small/Mid Cap	123,405	N/A	Daily	Daily
Large Cap Value	667,298	N/A	Daily	Daily
Large Cap Core	1,198,653	N/A	Daily	Daily
Large Cap Growth	986,665	N/A	Daily	Daily
Mid Cap Growth	414,088	N/A	Daily	Daily
Multi Sector Bond	239,946	N/A	Daily	Daily
Small Cap Core	379,600	N/A	Daily	Daily
Small Cap Growth	615,017	N/A	Daily	Daily
Small Cap Value	220,489	N/A	Daily	Daily
Stable Value	499,505	N/A	Daily	Daily

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in common stock, pooled separate accounts, and excess contribution payable would be considered financial instruments.  At December 31, 2015 and December 31, 2014, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULE

ESSA BANK & TRUST 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 24-0568185
PLAN NUMBER - 002
DECEMBER 31, 2015

		(c) Description of Investment,
	(b) Identity of	Including Maturity Date,
	Issuer, Borrower,	Rate of Interest, Collateral,		(e) Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	(d) Cost	Value

	Common stock
*	ESSA Bancorp, Inc. common stock	304,274	$3,180,061	$4,507,056

	Pooled separate accounts
*	Massachusetts Mutual Life Insurance Company	SIA-E	572,109	428,520
*	Massachusetts Mutual Life Insurance Company	SIA-X	1,176,726	919,125
*	Massachusetts Mutual Life Insurance Company	SIA-W9	258,927	265,027
*	Massachusetts Mutual Life Insurance Company	SIA-J	505,210	-
*	Massachusetts Mutual Life Insurance Company	SIA-I	697,494	473,742
*	Massachusetts Mutual Life Insurance Company	SIA-G	523,692	529,854
*	Massachusetts Mutual Life Insurance Company	SIA-W1	284,464	309,210
*	Massachusetts Mutual Life Insurance Company	SIA-W4	653,459	626,552
*	Massachusetts Mutual Life Insurance Company	SIA-W5	167,950	-
*	Massachusetts Mutual Life Insurance Company	SIA-KT	548,987	588,169
*	Massachusetts Mutual Life Insurance Company	SIA-WW	129,252	170,674
*	Massachusetts Mutual Life Insurance Company	SIA-WR	73,023	97,609
*	Massachusetts Mutual Life Insurance Company	SIA-GW	622,290	898,846
*	Massachusetts Mutual Life Insurance Company	SIA-QL	227,653	253,306
*	Massachusetts Mutual Life Insurance Company	SIA-CR	123,606	141,828
*	Massachusetts Mutual Life Insurance Company	SIA-DH	172,299	138,484
*	Massachusetts Mutual Life Insurance Company	SIA-SK	183,186	191,986
*	Massachusetts Mutual Life Insurance Company	SIA-S	573,967	349,485
*	Massachusetts Mutual Life Insurance Company	SIA-BT	140,480	142,119
*	Massachusetts Mutual Life Insurance Company	SIA-DO	165,736	170,512
*	Massachusetts Mutual Life Insurance Company	SIA-EO	298,429	307,134
*	Massachusetts Mutual Life Insurance Company	SIA-FO	145,956	151,557
*	Massachusetts Mutual Life Insurance Company	SIA-GO	1,866	1,843
*	Massachusetts Mutual Life Insurance Company	SIA-HO	2,786	2,752
*	Massachusetts Mutual Life Insurance Company	SIA-D1	101,481	107,753
*	Massachusetts Mutual Life Insurance Company	SIA-D2	368,080	442,765
*	Massachusetts Mutual Life Insurance Company	SIA-D3	166,636	190,169
*	Massachusetts Mutual Life Insurance Company	SIA-D4	91,268	90,978
				7,989,999

ESSA BANK & TRUST 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 24-0568185
PLAN NUMBER - 002
DECEMBER 31, 2015 (Continued)

		(c) Description of Investment,
	(b) Identity of	Including Maturity Date,
	Issuer, Borrower,	Rate of Interest, Collateral,		(e) Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	(d) Cost	Value

*	Massachusetts Mutual Life Insurance Company	Guaranteed investment
		contract	2,212,314	2,212,314

*	Notes receivable from participants	Interest rates of
		4.25% to 5.25%	--	55,190

	Total			$14,764,559

*	Party in interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESSA BANK & TRUST 401(k) PLAN

Date: June 28, 2016	By:	/s/ Thomas J. Grayuski
Thomas J. Grayuski
Vice President, Human Resources Division
ESSA Bank & Trust